UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Calendar Quarter Ended June 30, 2003

Dominion Resources, Inc.
Consolidated Natural Gas Company
(Name of registered holding companies)

120 Tredegar Street
Richmond, Virginia 23219
(Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Dominion Alliance Holding, Inc. ("DAH")	Energy Related	11/2000	Delaware	100%	Held an investment in Bridgeco for the purpose of developing the infrastructure necessary to operate the Alliance regional transmission organization.
Dominion Energy Technologies, Inc. ("DETI")	Energy Related	4/2001	Virginia	100%	Holds venture investments in energy technology companies.
Dominion Metering Services, Inc. ("DMS")	Energy Related	12/2000	Virginia	100%	Provided contract meter reading services.
Dominion Ohio ES, Inc. ("DOES")	Energy Related	5/2001	Ohio	100%	Provides engineering, construction and other services.
Dominion Technical Solutions, Inc. ("DTECH")	Energy Related	8/2002	Virginia	100%	Provides engineering, construction and other services.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI") (a)
Dominion Energy Direct Sales, Inc. ("DEDS")	Energy Related	2/2000	Virginia	100%	Primarily engages in retail sales of electricity and gas to commercial and industrial users.
Dominion Energy, Inc. ("DEI") (a)
Dominion Energy Exchange, Inc. ("DEE")	Energy Related	9/2000	Virginia	100%	Owns an interest in EIP Holdings, LLC ("EIP") which owns 66.34% of TradeSpark, LP, an electronic and telephonic marketplace for transactions in natural gas, electricity and other fuels.(b)
Dominion Cleveland Thermal, Inc. ("DCT")	Energy Related	10/2000	Ohio	100%	Produces steam and chilled water for retail customers in the Cleveland, Ohio area.
Dominion Energy Marketing, Inc. ("DEMI")	Energy Related	9/2000	Delaware	100%	Engages in the sale of energy on a portfolio basis.
Dominion Wagram, Inc. ("Wagram")	Energy Related	4/2002	North Carolina	100%	Holds contracts pertaining to a steam plant facility in Wagram, NC that serves Westpoint Stevens.
Dominion Energy Terminal Company, Inc. ("DETC") (NEW)	Energy Related	2/2003	Virginia	100%	Holder of 20% General Partnership interest in Dominion Terminal Associates. Primarily engages in coal terminal services.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business
Dominion Resources, Inc. ("DRI")(a)
Dominion Energy, Inc. ("DEI")(a)
Dominion Storage, Inc. ("DSI")(a)
Dominion Energy Canada Limited ("DECL")(a)
Dominion Energy Clearinghouse Canada, Inc. ("DECCI") (NEW)	Energy Related	11/2002	Alberta, Canada	100%	Trading, hedging and marketing of production for Canadian operations.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Consolidated Natural Gas Company ("CNG")(a)
Dominion Field Services, Inc. ("Field Services")	Gas Related	3/1977	Delaware	100%	Engages in activities involving Appalachian natural gas supply, including gathering and administration of supply contracts.
Dominion Iroquois, Inc.(a)
Iroquois Gas Transmission System, L.P. ("Iroquois")	Gas Related	12/1989	Delaware Partnership	24.72%	Owns and operates an interstate natural gas pipeline that transports Canadian gas to utilities and power generators in New York and New England.
Dominion Greenbrier, Inc. ("Greenbrier")	Gas Related	11/2000	Virginia	100%	Owns 67% of Greenbrier Pipeline Company, LLC. (c)
Dominion Oklahoma Texas Exploration & Production, Inc. ("DOTEPI")	Gas Related	9/2001	Delaware	100%	Engages in natural gas and oil exploration and production.
Dominion Natural Gas Storage, Inc. ("DNGS")	Gas Related	11/2001	Delaware	100%	Owns gas storage facilities, a brine pipeline and a gas interconnect pipeline
Dominion Cove Point, Inc. ("Cove Point")	Gas Related	8/2002	Virginia	100%	Owns a liquefied natural gas import facility.
Dominion Transmission, Inc. ("DTI") (a)
Tioga Properties, LLC ("Tioga")	Gas Related	6/2002	Delaware	100%	Owns a developmental underground natural gas storage system.

        (a) Directly or indirectly holds interests in energy-related or gas-related companies.

(b) DEE's voting rights in EIP cannot exceed 9.9% unless (i) its economic interest is less than 10% or (ii) it elects to increase its voting rights to equal its economic interest.

(c) Greenbrier Pipeline Company, LLC plans to develop, construct and own a pipeline to meet increased demand for natural gas in the Appalachian and Piedmont regions.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (d) (e)

Company issuing security (Borrower)	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom issued (Lender)	Collateral given with security	Consideration received for each security

Wagram	Short Term Advances	$ 7,611,464	-	-	DEI	-	-
Cove Point	Short Term Note	$34,654,000	-	-	DRI	-	-
Tioga	Short Term Note	$59,000	-	-	DRI	-	-

Company Contributing Capital	Company Receiving Capital	Type and Amount of Capital Infusion

DEI	DECCI	Common Stock of $7
DECL	DETC	Common Stock of $1,000 and Capital Contribution of $3,122

(d) The chart reflects net advances made by Lenders to Borrowers during the second quarter of 2003. Advances are evidenced by book entries and were made pursuant to Rule 52. See also the DRI Form U-6B-2 filed for the second quarter of 2003.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (continued)

(e) All of the following DRI Money Pool activity occurred from April through June 2003 for the participating energy-related and gas-related companies included in this U-9C-3.

DRI Money Pool
(In Thousands)

Company	Beginning Balance	Withdrawals	Contributions	Ending Balance

Field Services	$9,205	$157,329	$172,877	$24,753
Dominion Iroquois, Inc.	4,319	13	520	4,826
Greenbrier	(17,472)	1,138	0	(18,610)
DOTEPI	(265,841)	173,277	176,602	(262,516)
DNGS	(17,448)	409	0	(17,857)
DAH	(9,044)	33	0	(9,077)
DMS	(198)	0	0	(198)

Additionally, as of June 30, 2003 there remained outstanding the following guarantees:

Guarantees
(In Thousands)

Company	Guarantor	Amount

Field Services	CNG	$173,600
DOTEPI	CNG	305,700
DNGS	CNG	265
Cove Point	CNG	589
Greenbrier	DRI	9,865
DEMI	DRI	255,750
DECCI	DRI	23,281

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (f)
Reporting Company Rendering Service	Associate Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

DOES	Dominion Equipment, Inc. (g)	Engineering Services	$6,063	0	0	$6,063
DTECH	Fairless Energy, LLC (h)	Engineering Services	$404,719	0	0	$404,719
DTECH	Dresden Energy, LLC (h)	Engineering Services	$759	0	0	$759
DTECH	Pleasants Energy, LLC (i)	Engineering Services	$984	0	0	$984
DTECH	Armstrong Energy Limited Partnership, LLLP (j)	Engineering Services	$14,023	0	0	$14,023
DTECH	Troy Energy, LLC (k)	Engineering Services	$2,172	0	0	$2,172
Field Services	Dominion Transmission, Inc. (l)	Sales of Extracted Products, & Rental fees	$3,703,098	0	0	$3,703,098
Field Services	Dominion Exploration & Production, Inc. (m)	Fuel Management Services	$30,000	0	0	$30,000
Field Services	Dominion Appalachian Development Properties, LLC (n)	Fuel Management Services	$24,000	0	0	$24,000

(f) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder. Services provided by or to Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and Dominion Resources, Inc. subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60.

(g) Services provided by DOES to Dominion Equipment, Inc. are provided pursuant to service agreements dated June 1, 2001 in the form of Exhibit B to the DRI Form U-9C-3 filed for the fourth quarter of 2001.

(h) Services provided by DTECH to Dresden Energy, LLC and Dominion Equipment III, Inc. as agent for Fairless Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibits D and E respectively, to the DRI Form U-9C-3 filed for the third quarter of 2002.

(i) Services provided by DTECH to Pleasants Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibit B.

(j) Services provided by DTECH to Armstrong Energy Limited Partnership, LLLP are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibit C to the DRI Form U-9C-3 filed for the third quarter of 2002.

(k) Services provided by DTECH to Troy Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibit C.

ITEM 3 - ASSOCIATE TRANSACTIONS (continued)

(l) Services provided by Field Services to DTI are provided pursuant to a service agreement dated April 23, 2001 in the form of Exhibit A(e) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(m) Services provided at cost.

(n) Services provided by Field Services to Dominion Appalachian Development, Inc. are provided pursuant to a service agreement dated May 1, 2002 in the form of Exhibit A(g) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

ITEM 3 - ASSOCIATE TRANSACTIONS (continued)

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (f)
Associate Company Rendering Service	Reporting Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
DTI	Field Services (o)	Operations & Maintenance Services	$372,250	$29,822	0	$402,072
DTI	Greenbrier (p)	Administration, Engineering, Operations & Maintenance Services	$308,704	$7,482	0	$316,186
DTI	DNGS (q)	Administration, Engineering, Operations & Maintenance Services	$15,376	$1,742	0	$17,118
DTI	Dominion Cove Point LNG Limited Partnership (r)	Engineering, Operations & Maintenance Services	$588,986	$148,069	0	$737,055
DTI	Tioga (s)	Administration, Engineering, Operations, Accounting, Marketing & Storage Services	$18,478	$4,285	0	$22,763
Dominion Exploration & Production, Inc.	DOTEPI (t)	Operations & Maintenance of Gas Properties	$16,953,009	0	0	$16,953,009

(o) Services provided by DTI to Field Services are provided pursuant to agreements in the form of Exhibit A(i) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(p) Amount represents 100% of the services provided by DTI to Greenbrier Pipeline Company, LLC which is owned 33% by a non-affiliated entity. Services provided by DTI to Greenbrier are provided pursuant to a service agreement dated January 1, 2001, in the form of Exhibit B to the CNG Form U-9C-3 filed for the first calendar quarter of 2001.

(q) Services provided by DTI to DNGS are provided pursuant to a service agreement dated December 1, 2001 in the form of Exhibit A(l) to the CNG Form U-9C-3 filed for the third calendar quarter of 2002.

(r) Services provided by DTI to Dominion Cove Point LNG Limited Partnership are provided pursuant to a service agreement dated August 30, 2002 in the form of Exhibit A(m) to the CNG Form U-9C-3 filed for the third calendar quarter of 2002.

(s) A copy of the Service Agreement between DTI and Tioga dated July 1, 2002 in the form of Exhibit A(o) to the CNG Form U-9C-3 filed for the fourth calendar quarter of 2002.

(t) Services provided by Dominion Exploration & Production, Inc. to DOTEPI are provided pursuant to a Market Services Agreement dated November 1, 2001 in the form of Exhibit A(k) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):
Total consolidated capitalization of DRI as of June 30, 2003	$28,364,140	(u)		Line 1

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	4,254,621			Line 2

Greater of $50 million or line 2			$4,254,621	Line 3

Total current aggregate investment: (categorized by major line of energy-related business)

Energy-related business by category
Category 2	10
Category 5	278,953
Category 6	13,703
Category 7	10,337
Category 8	377,150
Category 9	4

Total current aggregate investment (v)			680,157	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding system (line 3 less line 4)			$3,574,464	Line 5

Investments in gas-related companies (in thousands):
Total current aggregate investment: (categorized by major line of gas-related business) (w)
Gas exploration and production	2,551,661
Gas sales and storage services	518,480
Gas transportation	52,724
		$3,122,865

(u) Includes short-term debt of $1,483,032.

(v) Includes guarantees of $255,750.

(w)Includes guarantees of $490,019.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3 Report	Reason for Difference in Other Investment

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

Balance sheets as of June 30, 2003 and income statements for the three-months and six-months ended June 30, 2003 for the following companies are filed under confidential treatment pursuant to Rule 104(b):
DEDS
DEE
DAH
DETI
DMS
DCT
DOES
Wagram
DTECH
DEMI
Field Services
Greenbrier
DOTEPI
DNGS
Cove Point
Tioga
DETC
DECCI

B. Exhibits

The certificate as to filing with interested state commissions is attached hereto as Exhibit A.

The form of service agreement, dated August 1, 2002 between DTECH and Pleasants Energy, LLC is attached as Exhibit B.

The form of service agreement, dated August 1, 2002 between DTECH and Troy Energy, LLC is attached as Exhibit B.

SIGNATURE

The undersigned registered holding companies have duly caused this quarterly report to be signed on their behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

DOMINION RESOURCES, INC.
/s/ James F. Stutts By: James F. Stutts Its Attorney

CONSOLIDATED NATURAL GAS COMPANY
/s/ James F. Stutts By: James F. Stutts Its Attorney

Dated: August 14, 2003

Exhibit A

CERTIFICATE

The undersigned certifies that she is the duly designated and acting attorney of Dominion Resources, Inc., a Virginia corporation ("DRI") and Consolidated Natural Gas Company, a Delaware corporation ("CNG") and that:

The Combined Quarterly Report for DRI and CNG on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended June 30, 2003 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of such state utility commissions are:
Utilities Department Public Utility Commission of Ohio 180 Broad Street Columbus, OH 43266-0573
Executive Secretary West Virginia Public Service Commission 201 Brooks Street Charleston, WV 25301
Secretary Pennsylvania Public Utility Commission North Office Building Commonwealth Avenue and North Street Harrisburg, PA 17101
General Counsel Virginia State Corporation Commission 1300 East Main Street 10th Floor Richmond, VA 23219
Chief Clerk North Carolina Utilities Commission 4325 Mail Service Center Raleigh, North Carolina 27699-4325

IN WITNESS WHEREOF, I have hereunto set my hand as of the 14th day of August 2003.

/s/ Sharon L. Burr
Sharon L. Burr Attorney for Dominion Resources, Inc. Consolidated Natural Gas Company

Exhibit B

August 1, 2002

Pleasants Energy, LLC
120 Tredegar Street
Richmond, Virginia 23219
Gentlemen:

This Agreement is entered into by and between Dominion Technical Solutions, Inc. ("Providing Company"), a Virginia corporation and Pleasants Energy, LLC ("Receiving Company"), a Delaware corporation. Receiving Company has requested that Providing Company provide it with certain services which it may from time to time require in the conduct of its business. Providing Company has agreed to provide such services to Receiving Company, upon the terms and conditions hereinafter provided.

Accordingly, in consideration of the mutual promises herein contained, Providing Company and Receiving Company agree as follows:

    Upon oral or written request by Receiving Company, Providing Company will provide such engineering services, training and technical support and scheduled maintenance support services as are deemed necessary or desirable. In so doing, Providing Company may arrange for and provide the services of its own qualified personnel, or it may, after consultation with Receiving Company, arrange for and provide the services of such qualified, non-affiliated personnel as Providing Company, in its own opinion, deems necessary or appropriate.
    All services rendered under and in accordance with this Agreement shall be provided at cost.

    The cost of rendering such services shall include: (1) a portion of the salaries and wages of employees of Providing Company determined according to the time devoted by such employees to the performance of services hereunder for Receiving Company; (2) the costs of such employees' benefits, payroll taxes and compensated absences attributable to salaries and wages directly billed, as determined in accordance with Providing Company policies and procedures in place from time to time, (3) all other out-of-pocket operating costs, including expenses for transportation, tolls and other expenses incurred by Providing Company or its employees in connection with the performance of services under this Agreement , (4) the actual costs of materials and supplies furnished by Providing Company in connection with the performance of services under this Agreement, and (5) administrative and general costs attributable to services performed under this Agreement (including reasonable amounts for general office maintenance and depreciation, amortization, return and related taxes on Providing Company's general plant investment), determined in accordance with Providing Company's policies and procedures.

    Providing Company shall render monthly statements to Receiving Company for services supplied or to be supplied in the manner set forth above. Such statements shall include the costs of all services supplied hereunder during the preceding month and may include estimated amounts attributable to services which Providing Company anticipates it will supply during the next succeeding calendar month. All statements so rendered will be due and payable ten (10) days after receipt thereof.
    This Agreement shall become effective as of August 1, 2002 and shall continue in force and effect until terminated by either party upon thirty (30) days' written notice of termination; provided, however, that this Agreement shall be subject to termination or modification at any time to the extent that its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or any rule, regulation or order of the Securities and Exchange Commission adopted or promulgated prior or subsequent to the making of this Agreement; and provided, further, that this Agreement shall be subject to the approval of any state or federal regulatory body or agency, the approval of which is, by the laws of said state or of the United States, a legal prerequisite to the execution, acceptance or performance of this Agreement.
    Either party may, without relieving itself of its obligations under this Agreement, assign any of its rights hereunder to a person with which it is affiliated, but otherwise no assignment of this Agreement or any of the rights or obligations hereunder shall be made unless there first shall have been obtained the consent thereto in writing of the other party.

If you approve of this proposal, please indicate your acceptance by executing both copies hereof in the space provided and return one (1) fully executed copy to Providing Company.

Respectfully submitted, Dominion Technical Solutions, Inc. By:/s/ Jimmy D. Staton Jimmy D. Staton Senior Vice President - Electric Transmission And Electric Distribution

Accepted and Agreed to: Pleasants Energy, LLC By: /s/Malcolm G. Deacon, Jr. Malcolm G. Deacon, Jr. Vice President - Technical Services

Exhibit B

August 1, 2002

Troy Energy, LLC
120 Tredegar Street
Richmond, Virginia 23219

Gentlemen:

This Agreement is entered into by and between Dominion Technical Solutions, Inc. ("Providing Company"), a Virginia corporation and Troy Energy, LLC ("Receiving Company"), a Delaware corporation. Receiving Company has requested that Providing Company provide it with certain services which it may from time to time require in the conduct of its business. Providing Company has agreed to provide such services to Receiving Company, upon the terms and conditions hereinafter provided.

Accordingly, in consideration of the mutual promises herein contained, Providing Company and Receiving Company agree as follows:
  Upon oral or written request by Receiving Company, Providing Company will provide such engineering services, training and technical support and scheduled maintenance support services as are deemed necessary or desirable. In so doing, Providing Company may arrange for and provide the services of its own qualified personnel, or it may, after consultation with Receiving Company, arrange for and provide the services of such qualified, non-affiliated personnel as Providing Company, in its own opinion, deems necessary or appropriate.
  All services rendered under and in accordance with this Agreement shall be provided at cost.

  The cost of rendering such services shall include: (1) a portion of the salaries and wages of employees of Providing Company determined according to the time devoted by such employees to the performance of services hereunder for Receiving Company; (2) the costs of such employees' benefits, payroll taxes and compensated absences attributable to salaries and wages directly billed, as determined in accordance with Providing Company policies and procedures in place from time to time, (3) all other out-of-pocket operating costs, including expenses for transportation, tolls and other expenses incurred by Providing Company or its employees in connection with the performance of services under this Agreement , (4) the actual costs of materials and supplies furnished by Providing Company in connection with the performance of services under this Agreement, and (5) administrative and general costs attributable to services performed under this Agreement (including reasonable amounts for general office maintenance and depreciation, amortization, return and related taxes on Providing Company's general plant investment), determined in accordance with Providing Company's policies and procedures.

  Providing Company shall render monthly statements to Receiving Company for services supplied or to be supplied in the manner set forth above. Such statements shall include the costs of all services supplied hereunder during the preceding month and may include estimated amounts attributable to services which Providing Company anticipates it will supply during the next succeeding calendar month. All statements so rendered will be due and payable ten (10) days after receipt thereof.
  This Agreement shall become effective as of August 1, 2002 and shall continue in force and effect until terminated by either party upon thirty (30) days' written notice of termination; provided, however, that this Agreement shall be subject to termination or modification at any time to the extent that its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or any rule, regulation or order of the Securities and Exchange Commission adopted or promulgated prior or subsequent to the making of this Agreement; and provided, further, that this Agreement shall be subject to the approval of any state or federal regulatory body or agency, the approval of which is, by the laws of said state or of the United States, a legal prerequisite to the execution, acceptance or performance of this Agreement.
  Either party may, without relieving itself of its obligations under this Agreement, assign any of its rights hereunder to a person with which it is affiliated, but otherwise no assignment of this Agreement or any of the rights or obligations hereunder shall be made unless there first shall have been obtained the consent thereto in writing of the other party.

If you approve of this proposal, please indicate your acceptance by executing both copies hereof in the space provided and return one (1) fully executed copy to Providing Company.

Respectfully submitted, Dominion Technical Solutions, Inc. By: /s/ Jimmy D. Staton Jimmy D. Staton Senior Vice President - Electric Transmission And Electric Distribution

Accepted and Agreed to: Troy Energy, LLC By: /s/ Malcolm G. Deacon, Jr. Malcolm G. Deacon, Jr. Vice President - Technical Services